

NASDAQ: FBIZ

Investor
Presentation
First Quarter 2025

Forward-Looking Statements

When used in this presentation, and in any other oral statements made with the approval of an authorized executive officer, the words or phrases "may," "could," "should," "hope," "might," "believe," "expect," "plan," "assume," "intend," "estimate," "anticipate," "project," "likely," or similar expressions are intended to identify "forward-looking statements" within the meaning of such term in the Private Securities Litigation Reform Act of 1995. Such statements are subject to risks and uncertainties, including among other things: (i) Adverse changes in the economy or business conditions, either nationally or in our markets, including, without limitation, inflation, economic downturn, labor shortages, wage pressures, and the adverse effects of public health events on the global, national, and local economy, which may affect the Corporation's credit quality, revenue, and business operations; (ii) Competitive pressures among depository and other financial institutions nationally and in our markets; (iii) Increases in defaults by borrowers and other delinquencies; (iv) Our ability to manage growth effectively, including the successful expansion of our client support, administrative infrastructure, and internal management systems; (v) Fluctuations in interest rates and market prices; (vi) Changes in legislative or regulatory requirements applicable to us and our subsidiaries; (vii) Changes in tax requirements, including tax rate changes, new tax laws, and revised tax law interpretations; (viii) Fraud, including client and system failure or breaches of our network security, including our internet banking activities; (ix) Failure to comply with the applicable SBA regulations in order to maintain the eligibility of the guaranteed portions of SBA loans. (x) Ongoing volatility in the banking sector may result in new legislation, regulations or policy changes that could subject the Corporation and the Bank to increased government regulation and supervision, (xi) the proportion of the Corporation's deposit account balances that exceed FDIC insurance limits may expose the Bank to enhanced liquidity risk, and (xii) The Corporation may be subject to increases in FDIC insurance assessments. These risks could cause actual results to differ materially from what FBIZ has anticipated or projected. These risks could cause actual results to differ materially from what we have anticipated or projected. These risk factors and uncertainties should be carefully considered by our shareholders and potential investors. For further information about the factors that could affect the Corporation's future results, please see the Corporation's annual report on Form 10-K for the year ended December 31, 2024 and other filings with the Securities and Exchange Commission. Investors should not place undue reliance on any such forward-looking statement, which speaks only as of the date on which it was made. The factors described within the filings could affect our financial performance and could cause actual results for future periods to differ materially from any opinions or statements expressed with respect to future periods. Where any such forward-looking statement includes a statement of the assumptions or bases underlying such forward-looking statement, FBIZ cautions that, while its management believes such assumptions or bases are reasonable and are made in good faith, assumed facts or bases can vary from actual results, and the differences between assumed facts or bases and actual results can be material, depending on the circumstances. Where, in any forward-looking statement, an expectation or belief is expressed as to future results, such expectation or belief is expressed in good faith and believed to have a reasonable basis, but there can be no assurance that the statement of expectation or belief will be achieved or accomplished. FBIZ does not intend to, and specifically disclaims any obligation to, update any forward-looking statements.

Table of Contents



Highlights

Q1 2025

Loans
+9%

Consistent loan growth across the Company. Loans grew 9.2% annualized from the linked quarter and 9.4% from Q1 2024.

Core Deposits
+11%

Core deposits grew 11.1% annualized from the linked quarter and 7.2% from Q1 2024.

NIM
3.69%

Match funding strategy and pricing discipline produced a strong net interest margin of 3.69%, compared to 3.77% for the linked quarter and 3.58% for the prior year quarter.

Private Wealth
$3.4 B in AUM&A

Private Wealth Management assets under management and administration grew to a record $3.425 billion. PWM fee income totaled $3.5 million for Q1 2025, up 12.2% over Q1 2024.

Asset Quality
NPAs ↓ 15%

NPAs declined 15.2% from the linked quarter, and NPAs / Total Assets of 0.61% decreased from 0.74% for Q4 2024. The allowance coverage ratio improved to 151.8% from 131.4% at 12/31/24.

Revenue YOY
+13%

Operating revenue increase driven by strong loan growth, NIM, and a 12% increase in fee income.

14% Growth in Tangible Book Value

Robust loan and deposit growth and stable asset quality drove 9% annualized growth in TBV compared to the linked quarter and 14% compared to the prior year quarter



NASDAQ: FBIZ

$414 Million
MARKET CAP[1]

FBIZ BUSINESS BANKING[2]
$3.9 Billion
TOTAL ASSETS[3]

FBIZ PRIVATE WEALTH
$3.4 Billion
ASSETS UNDER MGMT & ADMIN[3]

MISSION

Build long-term shareholder value as an entrepreneurial banking partner that drives success for businesses, investors, and our communities.

HEADQUARTERS

Madison, WI

 We serve business executives, entrepreneurs, and high net worth individuals through Business Banking, Private Wealth, and Bank Consulting.

 Our commercial banking focuses on Midwest markets, while our niche C&I businesses have a national reach.

 Through our headquarters in Madison, WI we offer an efficient, scalable model with one bank location in each of our markets, and exceptional digital capabilities.

1. Market capitalization as of 4/28/2025.
2. Consists of all on-balance sheet assets for First Business Financial Services, Inc. on a consolidated basis.
3. Data as of 3/31/2025.



FIVE YEAR

Strategic Plan

Five Year Strategic Plan



First Business Bank's unique model and culture will foster innovative and engaged team members who develop deep client relationships and deliver exceptional results for all stakeholders.

Goals & Progress
STRATEGIC PLAN 2024-2028

Deliver above-average total shareholder return compared to peer median

Goals	2024-2028	2024	1Q'25
ROATCE[1]	≥15% by 2028	19.2%	14.1%
TBV Growth[1]	≥10% per year	15.0%	14.0%
Revenue Growth[2]	≥10% per year	6.6%	12.6%
Efficiency Ratio	<60% by 2028	60.61%	60.28%
Core Deposits to Total Funding	≥75%	71%	71%
Employee Engagement & Participation[3]	≥85%	86%	86%
Net Promoter Score[4]	≥70	70	70

1Q'25 metrics reflect growth compared to 1Q'24
1. ROATCE and TBV Growth includes the impact of a $1.7 million benefit from a partial release of a state deferred tax valuation allowance recognized in Q4 2024.
2. Revenue growth muted in 2024 due to exceptional SBIC and swap fee income recognized in 2023.
3. Represents data from the 2024 employee engagement survey.
4. Net promoter score assesses likelihood to recommend on an 11-point scale, where detractors (scores 0-6) are subtracted from promoters (scores 9-10), while passives (scores 7-8) are not considered. See appendix for additional information on the source of the net promoter score. Represents data from the 2024 survey.

Total Shareholder Return Above Peer Group Median

DESPITE RECENT OUTPERFORMANCE, PRICE/LTM EPS REMAINS BELOW PEERS



Total Shareholder Return[1]



Price / LTM EPS[2]

Note: Peer Group defined as publicly traded banks with total assets between $1.75 billion and $7.0 billion.
1. 1-Year, 3-Year, and 5-Year TSR is through 3/31/2025.
2. Data as of 12/31/2024.



Why FBIZ?

Our Historic & Ongoing Growth Supports Earnings Power

13%
5-year Loan CAGR 2019-2024

Differentiated Loan Growth Capabilities

- History of consistent double-digit growth
- Growth is C&I focused and diversified
- Solid credit quality due to deep client relationships, strong underwriting, and niche lending expertise

12%
5-year Core Deposit CAGR 2019-2024

Strong & Stable Deposit Franchise

- Track record of double-digit growth driven by deep client relationships
- Creates relatively stable and strong NIM in a challenging environment
- Deposit-centric culture led by treasury management sales also drives meaningful service charge income

12%
5-year TBV/Share CAGR 2019-2024

Growing Profitability Profile

- Significant fee revenue contribution from Private Wealth business
- History of long-term positive operating leverage
- Consistent double-digit TBV growth
- History of double-digit top line revenue growth

Balanced and Steady Growth

OPERATING FUNDAMENTALS DRIVE EARNINGS POWER



Operating Income Highlights

- Continued strong revenue supported by:
  - Robust loan and deposit growth
  - Strong and stable net interest margin
  - Diverse sources of non- interest income, including service fees from our Private Wealth Management business which comprises 46% of total non-interest income
- Strategic investments drive growth while maintaining positive long- term operating leverage
- Strong earnings power reflected in 1Q 2025 ROATCE of 14.1%.

Note: Net interest income is the sum of "Adjusted Net Interest Income", "Other Interest Income", and "Fees in Lieu of Interest". Non-interest income is the sum of "Private Wealth Management Service Fees", "Other Fee   Income", "Service Charges", "SBA Gains", and "Swap Fees".

"Adjusted Net Interest Income" and "Net Operating Income" are non-GAAP measurements. See appendix for non-GAAP reconciliation schedules. "Net Tax Credits" represent management's estimate of the after-tax contribution related to the investment in tax credits as of the reporting period disclosed.   "Fees in Lieu of Interest" is defined as prepayment fees, asset-based loan fees, non-accrual interest, and loan fee amortization.

12

Margin Strength Through Rate Cycles

MATCH FUNDING STRATEGY BETTER POSITIONS BALANCE SHEET FOR RATE CHANGES



1. Peer Group defined as publicly-traded banks with total assets between $1.75 billion and $7.0 billion.

Disciplined Interest Rate Risk Management



METHODICAL APPROACH

- Generally individually match-fund loans with maturities over 5 years and amounts greater than $5MM
- Portfolio match-funding in various terms against the fixed-rate loan portfolio with maturities under 5 years and amounts less than $5MM.
- ~$10-$25 million of monthly wholesale funding maturities to effectively manage the liquidity requirements of the match-funding strategy.



FLOATING RATE PORTFOLIO

As of 3/31/25:

Loans	Deposits
SOFR = $1.348 B	SOFR = $691 MM
Prime = $421.0 MM	Managed rate, non-maturity = $1.010 B

- Floating portfolio is predominantly indexed to SOFR, which aligns with the Bank's SOFR-indexed and managed rate non-maturity deposit portfolio.
  - 56% as of 3/31/25



FIXED RATE PORTFOLIO

- Wholesale funding used to match maturities and cash flows on long- term fixed rate loans. This locks in interest rate spread and maintains greater stability in net interest margin.
  - 44% as of 3/31/25

Operating Leverage Outperforms Peers

HISTORY OF GROWING REVENUES FASTER THAN EXPENSES

- We aim to achieve 10% revenue growth on an annual basis, with positive operating leverage[1]

- Despite headwinds related to outsized NIM in 2023, we achieved positive operating leverage in 2024 for the sixth consecutive year

- Strategic initiatives directed toward revenue growth and operating efficiency through use of technology have generated positive operating leverage on an annual basis

- Operating revenue 5-year CAGR of 10.4% outpaces operating expense 5-year CAGR of 8.4%

- Initiatives include:

  - Expanding higher-yielding C&I lending business lines

  - Strong focus on treasury management and growing core deposits

  - Increasing our commercial banking market share outside of Madison

  - Scaling our Private Wealth Management business in our less mature commercial banking markets

  - Robotic process automation implementation

  - AI usage discovery and roll out



Operating Leverage

FBIZ Avg[2] = 3.3%
Peer Avg[2] = −1.0%

FBIZ · Peer Group Median

Note: Peer group defined as publicly traded bank with total assets between $1.75 billion and $7 billion.

1. Operating leverage is defined as the percent growth in operating revenue less the percent growth in operating expenses
2. FBIZ and peer average data is average of 2019–2024

15

Growth <u>And</u> Profitability Exceeds Peers



Note: Peer group defined as publicly traded bank with total assets between $1.75 billion and $7 billion. Peer data not yet available for 1Q25.

Shareholder Value Creation

A HISTORY OF STEADY, CONSISTENT TBV AND DIVIDEND GROWTH THROUGH ECONOMIC AND INTEREST RATE CYCLES



$45
$40
$35
$30
$25
$20
$15
$10
$5
$0
TBV 5YR CAGR = 12%
Div/Share 5YR CAGR = 11%
'06
'07
'08
'09
'10
'11
'12
'13
'14
'15
'16
'17
'18
'19
'20
'21
'22
'23
'24
Q1 25 (1)
TBV/Share
Div/Share
Great Recession & Pandemic Recession

1. Q1 25 dividend per share calculation is annualized.



Drivers of Growth & Profitability

Relationship Banking Key to Success

CORE DEPOSIT GROWTH SUPPORTS LOAN GROWTH



- Deposit-centric sales strategy led by treasury management sales teams located in all bank markets with direct production and outside calling goals

- Bankers trained and incented to fund their loan production with deposit growth goals

- Higher-yielding C&I lending leads loan growth

- Goal is 10% annual deposit and loan growth

- Niche C&I lending businesses provide support in a weaker economy (asset-based lending & accounts receivable financing are counter-cyclical)

Diversified Lending Growth

CONTINUING TO GROW HIGHER YIELDING C&I LENDING MIX



Loan Growth History[1]



Growth in Higher-Yielding C&I Lending[2]

1. Period end balances excluding PPP loans are presented.
2. Average balances excluding PPP loans are presented.

Net Interest Margin Components

STRONG BALANCE SHEET SUPPORTS RESILIENT NIM



1. FILOI defined as fees in lieu of interest which includes prepayment fees, asset-based loan fees, non-accrual interest, late fees, and loan fee amortization
2. Wholesale funding defined as brokered CDs and non-reciprocal interest-bearing transaction accounts plus FHLB advances.

3. Recurring, variable components is defined as fees in lieu of interest, FRB interest income, and FHLB dividend income.
4. "Adjusted Net Interest Margin" is a non-GAAP measurement. Refer to the non-GAAP reconciliation schedule section of the Company's Q1 earnings release.
5. Note: Peer group defined as publicly-traded bank with total assets between $1.75 billion and $7 billion. Peer data not yet available for 1Q25.

Solid Asset Quality

NON-PERFORMING ASSETS/TOTAL ASSETS REMAIN WELL MANAGED



NPAs / Total Assets

- 4Q24: 0.74%
- 1Q25: 0.61%



Reserves and NPL Coverage

4Q24: Unfunded Commitments 0.05%, Specific 0.29%, General 0.86%, Reserve Coverage of NPLs 1.3X

1Q25: Unfunded Commitments 0.05%, Specific 0.20%, General 0.90%, Reserve Coverage of NPLs 1.5X

Legend:
- Unfunded Commitments
- Specific
- General
- Reserve Coverage of NPLs



Credit Quality Indicators

As of 3/31/25, 94% of the loan portfolio was classified in category I[1] and 99% of loans were current

Legend:
- Category I
- Category II
- Category III
- Category IV

1. For more detailed definitions of credit quality categories, see the Company's Annual Report on Form 10-K filed with the SEC on February 26, 2025.



Appendix

SUPPLEMENTAL DATA & NON-GAAP RECONCILIATIONS



PRIVATE WEALTH

Financial Planning
Investment Management
Trust & Estate Administration
Private Banking

BUSINESS BANKING

COMMERCIAL BANKING
Commercial Lending
Treasury Management
Company Retirement Plans

SPECIALTY FINANCE
Equipment Finance
Asset-Based Lending
Accounts Receivable Financing
Floorplan Financing
SBA Lending

BANK CONSULTING

Investment Portfolio Services
Asset Liability Management
ALM Process Validation

First Business Bank®

SERVICES THAT MEET THE EVOLVING NEEDS OF OUR GROWING CLIENT BASE

Offerings Designed Exclusively For Business And Wealth Management







Superior Client Satisfaction Rating

EXCELLENT EMPLOYEE SATISFACTION DRIVES
SUPERIOR CLIENT SATISFACTION

2024 Survey Results
90% Participation
Finance & Insurance Benchmark: 81%

86%
Employee Engagement
Benchmark: 78%
85%
Performance Enablement
Benchmark: 79%
85%
Manager Effectiveness
Benchmark: 83%
88%
Belonging
Benchmark: 84%

65%
Banking[2]
70%
Top Bank[2]
91%
First Business Bank[1]
Overall Satisfaction
24
Banking Industry[3]
22
Investment Industry[3]
70
First Business Bank[1]
Net Promoter Score

Sources: 1. Moses & Associates. 2024, 2. J.D. Power, 2023, 3. Qualtrics XM Institute, 2024

USA TODAY
TOP WORK PLACES 2024
USA

9 Culture Excellence Awards
Financial Services Industry Award
National Award
Regional Award

Environmental, Social, and Governance Practices Are Integrated Into Our Core Business Strategy



Environment

- Branch-lite model with only one location in each of the banking markets we serve
- Support hybrid and remote work options to reduce carbon emissions related to commuting (even prior to COVID)
- Reduced paper usage via implementation of Docusign
- Minimal technology eco-footprint by continued use of state-of-the art technology to minimize power consumption
- Annually recycle company-generated and employee-owned e-waste
- Employee e-waste recycling is now offered year-round



Social

- Named to the national list of Top Workplaces USA for the third straight year
- Awarded nine culture of excellence awards by Top Workplaces Increased advisory board diversity (to over 40%) to enhance our business development efforts with a diverse client base in all markets
- Provide all employees with 8 hours of paid time to support volunteer efforts and give back to their communities in a meaningful way of their choosing

Governance

- Corporate Governance and Nominating Committee monitors key governance structure risks, effectiveness of the Board DEI policy practices and strategies, and oversight of the overall ESG program
- To ensure alignment with the Company's ESG principles, responsibility for Board delegated ESG risks and opportunities are defined in all committee charters
- Board diversity – 29% female and 14% ethnic or racial directors and 50% of standing committees chaired by female directors
- 86% director independence, and 100% committee membership independence

Robust Liquidity with Stable Deposit Base

Substantial Liquidity

Source	3/31/2025	3/31/2024
Short-term investments	$136,033	$46,984
Collateral value of unencumbered pledged loans	501,268	340,639
Market value of unencumbered securities	324,365	288,965
Readily accessible liquidity	**$961,666**	**$676,588**
Fed fund lines	45,000	45,000
Excess brokered CD capacity [1]	948,949	1,166,661
Total Liquidity	**$1,955,615**	**$1,888,249**

Dollars in thousands



Stable Core Deposit Base
As of 3/31/25

$3,243,043

$1,055,347 — Uninsured Deposits

$9,344 — Collateralized Public Funds

$2,178,352 — FDIC Insured

Approx. 68% of deposits are insured or collateralized

Deposit Breakdown

1. Bank internal policy limits brokered CDs to 50% of total bank funding when combined with FHLB advances.

Robust Capital Base

STRONG EARNINGS GENERATE CAPITAL FOR GROWTH

Tangible Book Value per Share[1]



+9% LQ
+14% YOY

1Q24: $32.97
2Q24: $33.92
3Q24: $34.74
4Q24: $36.74
1Q25: $37.58

Strong Capital Ratios (%)



Tier 1 Leverage Capital: 8.77% / 4.00%
Common Equity Tier 1: 9.26% / 7.00%
Tier 1 Capital: 9.60% / 8.50%
Total Capital: 12.20% / 10.50%

■ As of 3/31/25 ◆ Well Capitalized Plus Buffer

1. "Tangible Book Value Per Share" is a non-GAAP measurement. Refer to the non-GAAP reconciliation schedule section of the Company's Q1 earnings release.

Capital Strength

	3/31/25	12/31/24	9/30/24	6/30/24	3/31/24
Total Regulatory Capital	$429,351	$421,639	$407,421	$392,359	$384,083
Total Risk-Weighted Assets	$3,519,769	$3,491,626	$3,477,734	$3,425,925	$3,381,059
Leverage Ratio	8.77%	8.78%	8.68%	8.51%	8.45%
Common Equity Tier 1 Capital Ratio	9.26%	9.10%	8.76%	8.64%	8.51%
Tier 1 Ratio	9.60%	9.45%	9.11%	8.99%	8.86%
Total Capital Ratio	12.20%	12.08%	11.72%	11.45%	11.36%
Total Shareholders' Equity	$336,063	$328,589	$311,982	$305,170	$297,788
Tangible Common Shareholders' Equity	$312,013	$304,685	$288,156	$281,337	$273,846
Total Shares Outstanding	8,301,967	8,293,928	8,295,017	8,294,589	8,306,573
Book Value Per Share	$39.0	$38.2	$36.2	$35.4	$34.4
Tangible Book Value Per Share	$37.6	$36.7	$34.7	$33.9	$33.0
Cash Dividends Per Share	$0.29	$0.25	$0.25	$0.25	$0.25

- Regulatory capital ratios remain solid including a Total Capital Ratio of 12.20% and a Tier 1 Ratio of 9.60%.

- Tangible book value per share increased 9% annualized from the linked quarter and 14% from the prior year quarter.

- Quarterly cash dividend of $0.29 per share.



Diversified Lending Products

Double digit loan growth driven by stellar performance across all areas of the bank

Total Loan Breakdown
1%
39%
60%
CRE
C&I
Other

Commercial Real Estate Breakdown
3%
13%
29%
11%
44%
CRE-OO
CRE-NOO
Construction
Multi-family
1-4 family

C&I Breakdown by Product
3%
13%
40%
11%
6%
27%
All other C&I lending
Equipment Finance
Accounts Receivable Financing
Asset-Based Lending
Floorplan Finance
SBA Lending

Note: Period end balances as of 3/31/2025 presented.

Commercial Real Estate Lending

Superior Talent with Business Expertise Building Relationships in Midwest Geographic Footprint



Portfolio Analysis

CRE Avg Balances — Average Yield



Gross Revenue

Interest Income — Fee Income

Note: Loan balances represent quarterly average data.

Product Profile

- Target small to medium-sized companies
- Lines of credit and term loans focused on businesses with annual sales of up to $75.0 million

Technology Initiatives

- Deploying client portal that enables easy and secure communications and document exchanges

CRE Office Portfolio Analysis

Exceptional credit quality on office loans throughout the Midwest

Commercial Real Estate Breakdown



Midwest Locations - Office >$3mm



Vacancy Rates:
Madison = 6.9%
Milwaukee = 11.9%
Kansas City = 11.0%

Maturing Over Time



Exceptional Credit Quality (2) - Office >$3mm



- Office loans focused in our bank markets and concentrated in Wisconsin
- Exceptional asset quality with no non-performing office loans in the portfolio
- 89% of all office loans have recourse
- Office loans consist of 63% Class A space
- Office represents 9% of total loans as of 3/31/25
- Majority of office loan maturity terms are 2031 and beyond
- All office loans with 2031+ maturities are conventional fixed rate or fixed to the client via an interest rate swap

Note: The office specific loan data presented in charts on this slide represents office loans greater than $3 million, which represents 78% of total office loans.
1. Source: Q1 2025 CoStar market reports.
2. For more detailed definitions on credit quality categories see the Bank's 10-K filed with the SEC on February 26, 2025.

Multi-Family Portfolio Analysis

Exceptional credit quality on Multi-Family loans throughout the Midwest

Multi-Family Breakdown



Midwest Locations



Vacancy Rates:
Madison = 5.6%
Milwaukee = 5.6%
Kansas City = 8.0%
National = 8.0%

Maturing Over Time



Exceptional Credit Quality (2)



- Loans focused in our bank markets and concentrated in Wisconsin

- Exceptional asset quality with no non-performing loans in the portfolio

- Represents 17% of total loans

- 90% of all multi-family loans have recourse

- All multi-family loans with 2031+ maturities are conventional fixed rate or fixed to the client via an interest rate swap

1. Source: Q1 2025 CoStar market reports.
2. For more detailed definitions on credit quality categories see the Bank's 10-K filed with the SEC on February 26, 2025.

C&I Lending

Diversified commercial product offerings target companies nationwide



Portfolio Analysis

Legend:
- All Other C&I Lending
- Asset-Based Lending
- Equipment Finance
- Accounts Receivable Financing
- Floorplan Financing



Gross Revenue

Legend:
- Interest Income
- Fee Income

Product Profile

- Target small and medium companies in a variety of industries
- Financings range from $250,000 to $10 million

Technology Initiatives

- Deploying client portal that enables easy and secure communications and document exchanges

Note: Loan balances represent quarterly average data.

Equipment Finance Portfolio Analysis

STRONG AND DIVERSIFIED PORTFOLIO; TRANSPORTATION SUB-CATEGORY SHOWING SECTOR-SPECIFIC WEAKNESS

Portfolio by Industry



- Truck Transportation
- Construction of Buildings
- Specialty Trade Contractors
- Support Activities for Transp.
- Crop Farming
- Ambulatory Health Care Svcs
- Rental and Leasing Svcs
- Admin. And Support Svcs
- Prof., Scientific, and Technical Svcs
- Merc.Wholesalers, Durable Goods
- All Others



Maturing Over Time



- Equipment Finance (EF) loans diversified across industries
  - EF comprised 27% of C&I loans and 10% of Total Loans at 3/31/2025
  - Transportation sector comprised 11% of EF, 2.9% of C&I, and 1.1% of Total Loans
- Stable asset quality in EF portfolio excluding Transportation sector, which is experiencing isolated industry weakness

Asset Quality Breakdown[1]

Equipment Finance excl. Transportation				
	12/31/2022	12/31/2023	12/31/2024	3/31/2025
Total Portfolio	*$147.0 MM*	*$226.4 MM*	*$284.3 MM*	*$292.1 MM*
Category I	96%	96%	98%	99%
Category II	2%	1%	0%	0%
Category III	1%	1%	0%	0%
Category IV	1%	2%	2%	1%

Transportation				
	12/31/2022	12/31/2023	12/31/2024	3/31/2025
Total Portfolio	*$50.8 MM*	*$60.9 MM*	*$41.2 MM*	*$35.5 MM*
Category I	98%	90%	87%	88%
Category II	1%	1%	0%	0%
Category III	0%	2%	0%	0%
Category IV	1%	7%	13%	12%

1. For more detailed definitions on credit quality categories see the Bank's 10-Q filed with the SEC on April 25, 2025. Category IV represents non-performing loans.

Treasury Management

Superior Talent with Business Expertise Building Relationships in Midwest Geographic Footprint





Product Profile

- Target small to medium-sized companies in our Wisconsin, Kansas, and Missouri markets

- Comprehensive services for commercial clients to manage their cash and liquidity, including lockbox, accounts receivable collection services, electronic payment solutions, fraud protection, information reporting, reconciliation, and data integration solutions

Technology Initiative

- Implemented a solution that auto-archives treasury management documentation which has immediately generated labor savings

Note: Funding mix represents quarterly average balance data. Transaction Accounts include interest-bearing DDA, non-interest-bearing DDA and NOW accounts. Bank Wholesale Funding includes brokered deposits, deposits gathered through internet listing services and FHLB advances. Non-Transaction Accounts includes core CDs and money market accounts. "Cost of Funds" is a non-GAAP measure. See appendix for non-GAAP reconciliation schedules.

Private Wealth Management

Wealth Management Services for Businesses, Executives, and High Net Worth Individuals



Assets Under Management & Administration



Fee Revenue

Product Profile

- Fiduciary and investment manager for individual and corporate clients, creating and executing asset allocation strategies tailored to each client's unique situation

- Holds full fiduciary powers and offers trust, estate, financial planning, and investment services, acting in a trustee or agent capacity as well as Employee Benefit/Retirement Plan services

- Also includes brokerage and custody-only services, for which we administer and safeguard assets but do not provide investment advice

Technology Initiative

- Implementing client portal for new client onboarding

Note: Total Assets Under Management & Administration represent period-end balances.

Adjusted Net Interest Margin

"Adjusted Net Interest Margin" is a non-GAAP measure representing net interest income excluding the fees in lieu of interest and other recurring, but volatile, components of net interest margin divided by average interest-earning assets excluding other recurring, but volatile, components of average interest-earning assets. Fees in lieu of interest are defined as prepayment fees, asset-based loan fees, non-accrual interest, and loan fee amortization. In the judgment of the Company's management, the adjustments made to net interest income allow investors and analysts to better assess the Company's net interest income in relation to its core client-facing loan and deposit rate changes by removing the volatility that is associated with these recurring but volatile components. The information provided below reconciles the net interest margin to its most comparable GAAP measure.

	For the Three Months Ended				
(Dollars in Thousands)	March 31, 2024	June 30, 2024	September 30, 2024	December 31, 2024	March 31, 2025
Interest income	$55,783	$57,910	$59,327	$60,110	$59,530
Interest expense	26,272	27,370	28,320	26,962	26,272
Net interest income	29,511	30,540	31,007	33,148	33,258
Less fees in lieu of interest	849	1,306	1,002	2,359	2,052
Less FRB interest income and FHLB dividend income	1,436	959	841	1,062	848
Adjusted net interest income	$27,226	$28,275	$29,164	$29,727	$30,358
Average interest-earning assets	$3,294,717	$3,347,027	$3,405,534	$3,516,390	$3,602,292
Less Average FRB cash and FHLB stock	97,036	61,082	52,603	76,576	63,971
Less Average non-accrual loans and leases	20,540	19,807	18,954	19,077	27,228
Adjusted average interest-earning assets	$3,177,141	$3,266,138	$3,333,977	$3,420,737	$3,511,093
Net interest margin	3.58%	3.65%	3.64%	3.77%	3.69%
Adjusted net interest margin	3.43%	3.46%	3.50%	3.48%	3.46%

Adjusted Net Interest Income

"Adjusted Net Interest Income" is defined as net interest income less fees in lieu of interest and other recurring, but volatile components of net interest income . "Fees in Lieu of Interest" is defined as prepayment fees, asset-based loan fees, non-accrual interest, and loan fee amortization. We believe that this measure is important to many investors in the marketplace who are interested in the trends in our net interest margin. In compliance with applicable rules of the SEC, this non-GAAP measure is reconciled to net interest income, which is the most directly comparable GAAP financial measure.

	For the Year Ended					
(Dollars in Thousands)	December 31,2020	December 31,2021	December 31,2022	December 31,2023	December 31,2024	TTM Q1 2025
Net Interest income	$77,071	$84,662	$98,422	$112,588	$124,206	$127,953
Less fees in lieu of interest	9,300	11,160	5,283	3,452	5,516	6,719
Less FRB and FHLB income	789	741	1,525	4,055	4,298	3,710
Adjusted net interest income (non-GAAP)	$66,850	$72,665	$91,440	$105,081	$114,392	$117,524

Net Operating Income

"Net Operating Income" is a non-GAAP financial measure. We believe net operating income allows investors to better assess the Company's operating expenses in relation to its top line revenue by removing the volatility that is associated with certain one-time and other discrete items. In compliance with applicable rules of the SEC, this non-GAAP measure is reconciled to net income, which is the most directly comparable GAAP financial measure.

	For the Year Ended					
(Dollars in Thousands)	December 31, 2020	December 31, 2021	December 31, 2022	December 31, 2023	December 31, 2024	TTM Q1 2025
Net income	$16,978	$35,755	$40,858	$37,027	$44,245	$46,658
Less income tax expense	(1,327)	(11,275)	(11,386)	(10,112)	(6,905)	(7,441)
Less provision for credit losses	(16,808)	5,803	3,868	(8,182)	(8,827)	(9,160)
Income before taxes and provision for credit losses (non-GAAP)	35,113	41,227	48,376	55,321	59,977	63,259
Less non-operating income						
Net gain on sale of state tax credits	275	-	-	-	-	-
BOLI death benefit	-	-	809	-	-	-
Net (loss) gain on sale of securities	(4)	29	-	(45)	(8)	-
Total non-operating income (non-GAAP)	271	29	809	(45)	(8)	-
Less non-operating expense						
Net loss on repossessed assets	383	15	49	12	168	73
Amortization of other intangible assets	35	25	-	-	-	-
Contribution to First Business Charitable Foundation	-	-	809	-	-	-
SBA recourse (benefit) provision	(278)	(76)	(188)	775	(104)	(104)
Tax credit investment impairment (recovery)	2,395	-	351	-	400	510
Loss on early extinguishment of debt	744	-	-	-	-	-
Total non-operating expense (non-GAAP)	3,279	(36)	319	787	464	479
Add net tax credit benefit (non-GAAP)	969	-	338	1,206	1,630	1,712
Net operating income	$39,090	$41,162	$48,224	$57,359	$62,078	$65,233

Cost of Funds

''Cost of Funds'' is defined as total interest expense on deposits and FHLB advances, divided by the sum of total average deposits and average FHLB advances. We believe that this measure is important to many investors in the marketplace who are interested in the trends in our bank funding costs. The information provided below reconciles the cost of funds to its most comparable GAAP measure.

	For the Three Months Ended				
(Dollars in Thousands)	March 31, 2024	June 30, 2024	September 30, 2024	December 31, 2024	March 31, 2025
Interest expense on total interest-bearing deposits	$23,837	$24,676	$25,290	$24,120	$23,016
Interest expense on FHLB advances	1,717	1,974	2,059	1,969	2,374
Total interest expense on deposits and FHLB advances	$25,554	$26,650	$27,349	$26,089	$25,390
Average interest-bearing deposits	$2,360,573	$2,414,282	$2,466,313	$2,566,814	$2,642,826
Average non-interest-bearing deposits	443,416	436,968	440,161	444,683	414,499
Average FHLB advances	287,307	294,043	278,103	270,476	305,549
Total average deposits and total average FHLB advances	$3,091,296	$3,145,293	$3,184,577	$3,281,969	$3,362,874
Cost of funds	3.31%	3.39%	3.44%	3.18%	3.02%



NASDAQ: FBIZ

Investor Presentation
First Quarter 2025